                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   -----------------------------------------

                               (Amendment No. 2)

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              The IT Group, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                 CUSIP NUMBER
                                   460465107
                                   ---------
                                (CUSIP Number)

                              Daniel A. D'Aniello
                               The Carlyle Group
                        1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                            Washington, D.C. 20004
                                (202) 347-2626
                            ----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                            Scott C. Herlihy, Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                                (202) 637-2200

                                 June 13, 2000
                     ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.
1.   Name of Reporting Persons:

     Carlyle Partners II, L.P.

     IRS Identification Number of Above Person:

     51-1357731

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---
8.   Shared Voting Power:                                           6,556,061/1/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                    ---------

10.  Shared Dispositive Power:                     (See Item 5(a))  1,826,339
                                                                    ---------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,556,061
                                                                    ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):                22.3%/2/
                                                                        -----

14.  Type of Reporting Person:

     PN
_________________

/1/ Including (i) 1,516,047 shares receivable upon conversion of 11,507 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 310,292 shares receivable upon exercise of certain warrants, and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle SBC Partners II, L.P.

     IRS Identification Number of Above Person:

     51-0369721

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---
8.   Shared Voting Power:                                           6,556,061/3/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                          ---
10.  Shared Dispositive Power:                         (See Item 5(a)) 82,936
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,556,061/1/
                                                                    ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):               22.3%/4/
                                                                       -----
14.  Type of Reporting Person:

     PN

____________________

/3/ Including (i) 68,773 shares receivable upon conversion of 522 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 14,163 shares receivable upon exercise of certain warrants, and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/4/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle International Partners II, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---

8.   Shared Voting Power:                                           1,530,275/5/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                          ---

10.  Shared Dispositive Power:                     (See Item 5(a))  1,530,275
                                                                    ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    1,530,275/1/
                                                                    ---------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):               5.2%/6/
                                                                       ----

14.  Type of Reporting Person:

     PN
________________

/5/ Including (i) 1,268,357 shares receivable upon conversion of 9,627 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 261,918 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/6/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle International Partners III, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                         ----
8.   Shared Voting Power:                                              82,095/7/
                                                                       ------
9.   Sole Dispositive Power:                                                0
                                                                         ----

10.  Shared Dispositive Power:                         (See Item 5(a)) 82,095
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       82,095/1/
                                                                       ------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):                 .3%/8/
                                                                         ---

14.  Type of Reporting Person:

     PN


__________________________

/7/ Including (i) 67,983 shares receivable upon conversion of 516 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 14,112 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/8/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     C/S International Partners

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                         ----

8.   Shared Voting Power:                                             344,474/9/
                                                                      -------

9.   Sole Dispositive Power:                                                0
                                                                         ----

10.  Shared Dispositive Power:                        (See Item 5(a)) 344,474
                                                                      -------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      344,474/1/
                                                                      -------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):              1.2%/10/
                                                                      ----

14.  Type of Reporting Person:

     PN

______________________

/9/ Including (i) 285,502 shares receivable upon conversion of 2,167 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 58,972 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/10/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle Investment Group, L.P.

     IRS Identification Number of Above Person:

     51-0357730

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                        ----
8.   Shared Voting Power:                                              1,907/11/
                                                                       -----

9.   Sole Dispositive Power:                                               0
                                                                       -----
10.  Shared Dispositive Power:                         (See Item 5(a)) 1,907
                                                                       -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       1,907/1/
                                                                       -----
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):               0.0%/12/
                                                                       ----
14.  Type of Reporting Person:

     PN


_________________________

/11/ Including (i) 1,581 shares receivable upon conversion of 12 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 326 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/12/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT Partners, L.P.

     IRS Identification Number of Above Person:

     Application Pending

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                      0
                                                                          ----
8.   Shared Voting Power:                                          6,556,061/13/
                                                                   ---------
9.   Sole Dispositive Power:                                                 0
                                                                          ----
10.  Shared Dispositive Power:                          (See Item 5(a)) 199,847
                                                                        -------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,556,061/1/
                                                                    ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):             22.3%/14/
                                                                     -----

14.  Type of Reporting Person:

     PN



________________________

/13/ Including (i) 165,873 shares receivable upon conversion of 1,259 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 33,974 shares receivable upon exercise of certain warrants and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/14/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT International Partners, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                        ----

8.   Shared Voting Power:                                        2,407,370/15/
                                                                 ---------

9.   Sole Dispositive Power:                                               0
                                                                        ----

10.  Shared Dispositive Power:                     (See Item 5(a)) 2,407,370
                                                                   ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  2,407,370/1/
                                                                  ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):            8.2%/16/
                                                                    ----

14. Type of Reporting Person:

     PN


____________________

/15/ Including (i) 1,995,353 shares receivable upon conversion of 15,145 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 412,017 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/16/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT International Partners II, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                        ----

8.   Shared Voting Power:                                             80,818/17/
                                                                      ------

9.   Sole Dispositive Power:                                               0
                                                                      ------

10.  Shared Dispositive Power:                         (See Item 5(a)) 80,818
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      80,818/1/
                                                                      ------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):                0.0%/18/
                                                                        ----

14.  Type of Reporting Person:

     PN


_______________

/17/ Including (i) 66,929 shares receivable upon conversion of 508 Shares of Cumulative Convertible Participating Preferred Stock (ii) 13,889 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/18/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     TC Group, L.L.C. (d/b/a The Carlyle Group)

     IRS Identification Number of Above Person:

     54-1686957

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                      0
                                                                         -----

8.   Shared Voting Power:                                         6,556,061/19/
                                                                  ---------

9.   Sole Dispositive Power:                                              0
                                                                      -----

10.  Shared Dispositive Power:                                    6,556,061/1/
                                                                  ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  6,556,061/21/
                                                                  ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):              22.3%/20/
                                                                      -----

14.  Type of Reporting Person:

     OO (Limited Liability Company)


________________

/19/ Including 5,436,399 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 41,022 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See items 4, 5 and 6.)

/20/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     TCG Holdings, L.L.C.

     IRS Identification Number of Above Person:

     54-1686011

2.   Check the Appropriate Box if a Member of a Group               (a) [_]
                                                                    (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                           [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                  0
                                                                       ----

8.   Shared Voting Power:                                          6,556,061/21/
                                                                   ---------

9.   Sole Dispositive Power:                                               0
                                                                        -----

10.  Shared Dispositive Power:                                    6,556,061/1/
                                                                  ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  6,556,061/1/
                                                                  ---------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):            22.3%/22/
                                                                    -----

14.  Type of Reporting Person:

     OO (Limited Liability Company)



____________________

/21/ Including 5,436,399 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 41,022 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See items 4, 5 and 6.)

/22/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle Investment Management, L.L.C.

     IRS Identification Number of Above Person:

     52-1988385

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                             766,954/23/
                                                                    -------

8.   Shared Voting Power:                                                 0
                                                                       ----

9.   Sole Dispositive Power:                          (See Item 5(a)  766,954
                                                                      -------

10.  Shared Dispositive Power:                                            0
                                                                       -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      766,954/1/
                                                                      -------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):              3.2%/24/
                                                                      ----

14.  Type of Reporting Person:

     OO* (Limited Liability Company)


__________________

/23/ Including 636,616 shares receivable upon conversion of 4,832 Shares of Cumulative Convertible Participating Preferred Stock 130,338 shares receivable upon exercise of certain warrants over which the Reporting Person possesses sole power of disposition and voting as investment advisor (See Item 2). (See also items 4, 5 and 6.)

/24/ Percentage calculated based on 23,673,516 shares which are calculated as described in Items 5(a).

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D and the first amendment as filed with the Commission on February 9, 1998 and November 27, 1996, respectively, by Carlyle Partners II, L.P., Carlyle SBC Partners II, L.P. (formerly Carlyle Partners III, L.P.), Carlyle International Partners II, L.P., Carlyle International Partners III, L.P., C/S International Partners, Carlyle Investment Group, L.P., Carlyle-IT Partners, L.P., Carlyle-IT International Partners, L.P., Carlyle-IT Partners II, L.P., TC Group, L.L.C. (d/b/a The Carlyle Group), TCG Holdings, L.L.C. and Carlyle Investment Management, L.L.C. (the "Reporting Persons") (1) to revise Item 4 to provide that The Carlyle Group has announced an intention of the Reporting Persons to purchase up to one million shares of the Company's Common Stock in the open market in the manner and to the extent described below, and (2) to reflect the receipt of the Reporting Persons shares of Preferred Stock as a dividend in kind that was paid on Preferred Stock during 1998.

     Terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D or Amendment No. 1 to the Schedule 13D.

Item 4. Purpose of the Transaction.

          The acquisition of the Securities was consummated by the Reporting Persons as a long-term strategic investment in the Company. The acquisition by the Purchasers of the Securities from the Company was consummated on November 20, 1996. The aggregate consideration paid by CPII was $11,170,495. The aggregate consideration paid by CPIII was $509,863. The aggregate consideration paid by CIPII was $9,429,060. The aggregate consideration paid by CIPIII was $508,039. The aggregate consideration paid by C/SIP was $2,122,999. The aggregate consideration paid by CIG was $11,721. The aggregate consideration paid by CIT was $5,915,198. The aggregate consideration paid by CITI was $14,832,625. The aggregate consideration paid by CITII was $500,000. On November 20, 1996, CIM acquired, on behalf of SBA from CIT, securities for an aggregate consideration of $4,692,147.

          All Securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities (including shares of Common Stock) of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. On June 13, 2000, the Company announced that the Reporting Persons have been authorized by the Board of Directors to purchase up to one million additional shares of the Company's common stock in the open market. The timing of the purchases will be based on stock price, market and other conditions and may be discontinued at any time.

          Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the Securities in the open market or in privately negotiated transactions, including, by way of distribution of some or all of the Securities to their partners or members, as applicable, the conversion of Preferred Stock into Common Stock or the exercise of Warrants. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of Securities of the Company (including Common Stock) for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

          The Purchasers acquired 45,000 shares of newly issued Preferred Stock which are convertible into Common Stock. The Purchasers also received immediately exercisable Warrants to purchase 5,000,000 additional shares of Common Stock. The terms and conditions for the conversion of the Preferred Stock are set forth in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions Thereof of Cumulative Convertible Participating Preferred Stock of the Company, comprising a portion of the Company's Certificate of Incorporation. The acquisition was effected pursuant to the Securities Purchase Agreement dated August 28, 1996 by and between the Company and certain Purchasers identified therein (attached as Exhibit 2 to the original Schedule
13D), as amended by that certain Amendment No. 1 to the Securities Purchase Agreement dated November 20, 1996 attached as Exhibit 3 to the original Schedule 13D (as amended, the "Securities Purchase Agreement") and the terms and conditions for the exercise of the Warrants are set forth in the Warrant Agreement dated November 20, 1996 (the "Warrant Agreement") by and between the Company and certain Purchasers identified therein and attached as Exhibit 4 to the original Schedule 13D.

          For five years after consummation of the transaction, and, as long as the Purchasers and their affiliates continue to hold 20% of the aggregate voting power of the Company, the holders of the Preferred Stock, voting as a separate class, are entitled to elect a majority of the Company's Board of Directors. The Company's Board consists of ten directors, five of whom are elected by the holders of the Preferred Shares and five of whom are elected by the holders of the Common Stock. At the end of the five-year period, and, as long as the Purchasers and their affiliates continue to hold 20% of the aggregate voting power of the Company, the holders of the Preferred Stock will be entitled to elect the largest number of directors which is a minority of the directors of the Company. In addition to their right to elect directors, holders of Preferred Stock are entitled to vote on all matters voted on by holders of Common Stock, voting together with the Common Stock as a single class. With respect to such votes, each share of Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Preferred Stock is convertible on the date of such vote.

          The Preferred Stock is entitled to cumulative annual dividends, except that no dividends will be payable in the first year. Thereafter, dividends were payable quarterly in kind for one year at the rate of 3% per annum and in cash thereafter at the rate of 6% per annum. In addition, the Preferred Stock has the right to participate in any dividends paid with respect to the Common Stock, on the basis of the number of shares of Common Stock into which it may be converted. During 1998, the following Reporting Persons each received shares of Preferred Stock as a dividend in kind on the shares of Preferred Stock then held as follows: CPII, 337 shares (convertible into approximately 44,399 shares of Common Stock); CPIII, 12 shares (convertible into approximately 1,581 shares of Common Stock), CIPII, 198 shares (convertible into approximately 26,086 shares of Common Stock); CIPIII, 8 shares (convertible into approximately 1,054 shares of Common Stock); C/SIP, 44 shares (convertible into approximately 5,797 shares of Common Stock); CIT, 36 shares (convertible into approximately 4,743 shares of Common Stock); CITI, 312 shares (convertible into approximately 41,106 shares of Common Stock); CITII, 8 shares (convertible into approximately 1,054 shares of Common Stock); and CIM 140 shares (convertible into approximately 18,445 shares of Common Stock).

          The transaction documents contain a requirement for approval by a majority of the directors not elected by the holders of the Preferred Stock for any acquisition of additional shares of capital stock of the Company by TC Group or its affiliates if such acquisition would result in TC Group or its affiliates holding 75% or more of the general voting power of the Company.

          Pursuant to the Agreement Among Partnerships (CP II) dated on or about November 20, 1996 (the "CPII Agreement") and attached to the original 13D as
Exhibit 5, by and among certain Purchasers identified therein, such Purchasers agree that CPII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Agreement Among Partnerships (CP III) dated on or about November 20, 1996 (the "CPIII Agreement") and attached to the original 13D as Exhibit 6, by and among certain Purchasers identified therein, such Purchasers agree that CPIII shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Agreement Among Partnerships (CITP) dated on or about November 20, 1996 (the "CIT Agreement" and together with the CPII Agreement and the CPIII Agreement the "Agreements Among Partnerships") and attached to the original 13D as Exhibit 7, by and among certain Purchasers identified therein, such Purchasers agree that CIT shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's voting stock and the Purchasers further agreed to elect such person to the Company's Board of Directors.

          Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Company, the foregoing is subject to change at any time.

          Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a)  Shares of Common Stock Beneficially Owned

----------------------------------------------------------------------------------------------------------------
                                RIGHT TO COMMON
                                  STOCK UPON                  WARRANTS: RIGHT
                                 CONVERSION OF                  TO PURCHASE
                                  CONVERTIBLE                   COMMON STOCK               TOTAL BENEFICIAL
                                 PREFERRED STOCK              FROM THE COMPANY                OWNERSHIP
----------------------------------------------------------------------------------------------------------------
CPII/25/                           1,516,047                       310,292                    1,826,339

----------------------------------------------------------------------------------------------------------------
CPIII/1/                              68,773                        14,163                       82,936

----------------------------------------------------------------------------------------------------------------
CIPII                              1,268,357                       261,918                    1,530,275

----------------------------------------------------------------------------------------------------------------
CIPIII                                67,983                        14,112                       82,095

----------------------------------------------------------------------------------------------------------------
C/SIP                                285,502                        58,972                      344,474

----------------------------------------------------------------------------------------------------------------
CIG                                    1,581                           326                        1,907

----------------------------------------------------------------------------------------------------------------
CIT/1/                               165,873                        33,974                      199,847

----------------------------------------------------------------------------------------------------------------
CITI                               1,995,353                       412,017                    2,407,370

----------------------------------------------------------------------------------------------------------------
CITII                                 66,929                        13,889                       80,818

----------------------------------------------------------------------------------------------------------------
TC GROUP                           5,436,399                     1,119,662                    6,556,061

----------------------------------------------------------------------------------------------------------------
TCG                                5,436,399                     1,119,662                    6,556,061

----------------------------------------------------------------------------------------------------------------
CIM                                  636,616                       130,338                      766,954

----------------------------------------------------------------------------------------------------------------
REPORTING                          6,073,015                     1,250,000                    7,323,015
PERSONS

----------------------------------------------------------------------------------------------------------------


_________________

/25/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

(a) (continued)  Approximate Percentage of Common Stock of the Company
                 Beneficially Owned./26/

-----------------------------------------------------------------------------------------------------------------
                                RIGHT TO COMMON
                                  STOCK UPON                WARRANTS: RIGHT
                                CONVERSION OF                TO PURCHASE
                                 CONVERTIBLE                 COMMON STOCK               TOTAL BENEFICIAL
                               PREFERRED STOCK             FROM THE COMPANY               OWNERSHIP
-----------------------------------------------------------------------------------------------------------------
CPII/27/                              5.1%                       1.1%                          6.2%

-----------------------------------------------------------------------------------------------------------------
CPIII/2/                               .2%                        .0%                           .2%

-----------------------------------------------------------------------------------------------------------------
CIPII                                 4.3%                        .9%                          5.2%

-----------------------------------------------------------------------------------------------------------------
CIPIII                                 .2%                        .0%                           .2%

-----------------------------------------------------------------------------------------------------------------
C/SIP                                 1.0%                        .2%                          1.2%

-----------------------------------------------------------------------------------------------------------------
CIG                                    .0%                        .0%                           .0%

-----------------------------------------------------------------------------------------------------------------
CIT/2/                                 .6%                        .1%                           .7%

-----------------------------------------------------------------------------------------------------------------
CITI                                  6.8%                       1.4%                          8.2%

-----------------------------------------------------------------------------------------------------------------
CITII                                  .2%                        .2%                           .3%

-----------------------------------------------------------------------------------------------------------------
TC GROUP                             18.5%                       3.8%                         22.3%

-----------------------------------------------------------------------------------------------------------------
TCG                                  18.5%                       3.8%                         22.3%

-----------------------------------------------------------------------------------------------------------------
CIM                                   2.7%                        .6%                          3.2%

-----------------------------------------------------------------------------------------------------------------
REPORTING                            21.2%                       4.4%                         25.5%
PERSONS

-----------------------------------------------------------------------------------------------------------------


_________________

/26/ All percentages calculated based on outstanding shares of 22,906,502 plus the conversion of all Preferred Stock and Warrants deemed beneficially owned by all such Reporting Persons.

/27/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

          (b) CPII is currently the beneficial owner of 11,507 shares of Preferred Stock (which converts into 1,516,047 shares of Common Stock) and Warrants to purchase 310,292 shares of Common Stock. CPII has the power to vote and dispose all such shares, totaling 1,826,339. CPII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPIII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPII shares the power to vote these shares with CPIII and CIT. Pursuant to the CPII Agreement more fully described in Items 4 and 6, CPII has shared power to vote the 6,556,061 shares beneficially owned by the other Purchasers. CPII further shares this power to vote with TC Group as its general partner.

          CPIII is currently the beneficial owner of 522 shares of Preferred Stock (which converts into 68,773 shares of Common Stock) and Warrants to purchase 14,163 shares of Common Stock. CPIII has the power to vote and dispose all such shares, totaling 82,936. CPIII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPIII shares the power to vote these shares with CPII and CIT. Pursuant to the CPIII Agreement more fully described in Items 4 and 6, CPIII has shared power to vote the 6,556,061 shares beneficially owned by the Purchasers. CPIII further shares this power to vote with TC Group as its general partner.

          CIPII is currently the beneficial owner of 9,627 shares of Preferred Stock (which converts into 1,268,357 shares of Common Stock) and Warrants to purchase 261,198 shares of Common Stock. CIPII has the power to vote and dispose all such shares, totaling 1,530,275. CIPII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPII shares the power to vote these shares with CPII, CPIII, and CIT.

          CIPIII is currently the beneficial owner of 516 shares of Preferred Stock (which converts into 67,983 shares of Common Stock) and Warrants to purchase 14,112 shares of Common Stock. CIPIII has the power to vote and dispose all such shares, totaling 82,095. CIPIII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPIII shares the power to vote these shares with CPII, CPIII, and CIT.

          C/SIP is currently the beneficial owner of 2,167 shares of Preferred Stock (which converts into 285,502 shares of Common Stock) and Warrants to purchase 58,972 shares of Common Stock. C/SIP has the power to vote and dispose all such shares, totaling 344,474. C/SIP shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, C/SIP shares the power to vote these shares with CPII, CPIII, and CIT.

          CIG is currently the beneficial owner of 12 shares of Preferred Stock (which converts into 1,581 shares of Common Stock) and Warrants to purchase 326 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 1,907. CIG shares the power to vote and the power to dispose these shares with TC Group as its general partner.

Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIG shares the power to vote these shares with CPII, CPIII, and CIT.

          CIT is currently the beneficial owner of 1,259 shares of Preferred Stock (which converts into 165,873 shares of Common Stock) and Warrants to purchase 33,974 shares of Common Stock. CIT has the power to vote and dispose all such shares, totaling 199,847. CIT shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CPIII Agreement more fully described in Items 4 and 6, CIT shares the power to vote these shares with CPII and CPIII. Pursuant to the CIT Agreement more fully more described in Items 4 and 6, CIT has shared power to vote the 6,556,061 shares beneficially owned by the Purchasers. CIT further shares this power to vote with TC Group as its general partner.

          CITI is currently the beneficial owner of 15,145 shares of Preferred Stock (which converts into 1,995,353 shares of Common Stock) and Warrants to purchase 412,017 shares of Common Stock. CITI has the power to vote and dispose all such shares, totaling 2,407,370. CITI shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITI shares the power to vote these shares with CPII, CPIII, and CIT.

          CITII is currently the beneficial owner of 508 shares of Preferred Stock (which converts into 66,929 shares of Common Stock) and Warrants to purchase 13,889 shares of Common Stock. CITII has the power to vote and dispose all such shares, totaling 80,818. CITII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITII shares the power to vote these shares with CPII, CPIII, and CIT.

          TC Group is deemed to be the beneficial owner of 41,022 shares of Preferred Stock (which converts into 5,436,399 shares of Common Stock) and Warrants to purchase 1,119,662 shares of Common Stock as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TC Group is deemed to share voting and disposal rights of all such shares, totaling 6,556,061 as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TCG, as a member holding a controlling interest in TC Group, is deemed to share all rights herein described belonging to TC Group.

          As investment advisor to SBA, CIM is currently deemed to be the beneficial owner of 4,692 shares of Preferred Stock (which converts into 586,500 shares of Common Stock) and Warrants to purchase 130,338 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 716,838. Because certain TCG Principals are also CIM Principals, CIM may be deemed to be part of the group of other Reporting Persons and thus may be deemed to share beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

          Reporting Persons are the beneficial owner of 46,095 shares of Preferred Stock (which converts into 6,073,016 shares of Common Stock) and 1,250,000 Warrants to purchase

1,250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 7,323,015.

          CIA does not have the power to vote or dispose of the Company's Common Stock under the partnership agreements of CIPII, CIPIII, CITI, or CITII. SCOP does not have the power to vote or dispose of the Securities under the partnership agreement of C/SIP. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.

          William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

          (c)  Not applicable.

          (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock of the Company owned by the Reporting Persons.

          (e)  Not applicable.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2000
                           CARLYLE PARTNERS II, L.P.

                                          By:    TC Group, L.L.C., its General
                                                 Partner

                                          By:    TCG Holdings, L.L.C., its
                                                 Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE SBC PARTNERS II L.P.

By:   TC Group, L.L.C., its
      General Partner

                                                 By: TCG Holdings, L.L.C., its
                                                     Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE INTERNATIONAL
PARTNERS II, L.P.

By:  TC Group, L.L.C., its General Partner

                                                 By:  TCG Holdings, L.L.C., its
                                                      Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE INTERNATIONAL
PARTNERS III, L.P.

By:   TC Group, L.L.C., its General Partner

                                                   By:  TCG Holdings, L.L.C.,
                                                        its Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   ---------------------------
                                            Name:  Daniel A. D'Aniello
                                                   ---------------------------
                                            Title: Managing Director
                                                   ---------------------------

C/S INTERNATIONAL PARTNERS

By:   TC Group, L.L.C., its General Partner

                                                   By: TCG Holdings, L.L.C., its
                                                       Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   ---------------------------
                                            Name:  Daniel A. D'Aniello
                                                   ---------------------------
                                            Title: Managing Director
                                                   ---------------------------


CARLYLE INVESTMENT GROUP, L.P.

By:  TC Group, L.L.C., its General Partner

                                                   By: TCG Holdings, L.L.C., its
                                                       Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   -----------------------------
                                            Name:  Daniel A. D'Aniello
                                                   -----------------------------
                                            Title: Managing Director
                                                   -----------------------------

CARLYLE-IT INTERNATIONAL PARTNERS, L.P.

By: TC Group, L.L.C., its General Partner


                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------

CARLYLE-IT INTERNATIONAL
PARTNERS, II, L.P.

By: TC Group, L.L.C., its General
    Partner

                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------

CARLYLE-IT INTERNATIONAL
PARTNERS, II, L.P.

By: TC Group, L.L.C., its General
    Partner

                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------


CARLYLE INVESTMENT
MANAGEMENT, L.L.C.


                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------


State Board of Administration of Florida separate account maintained pursuant to an Investment Management Agreement dated as of September 6, 1996 by and between the State Board of Administration of Florida, Carlyle Investment Group, L.P.
and Carlyle Investment Management L.L.C.

                                                   By: Carlyle Investment
                                                       Management, L.L.C.

                                            By:    /s/ Daniel A. D'Aniello
                                                   -----------------------------
                                            Name:  Daniel A. D'Aniello
                                                   -----------------------------
                                            Title: Managing Director
                                                   -----------------------------